SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                 DS BANCOR, INC.
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                    232907105
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                                      (CUSIP Number)


                 John V. Brennan, Webster Financial Corporation,
                       Webster Plaza, Waterbury, CT 06702
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 7, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 232907105                              Page _____ of _____ Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             WEBSTER FINANCIAL CORPORATION

             I.R.S. Employer Indemnification No.:  06-1187536
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]



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3            SEC USE ONLY
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4            SOURCE OF FUNDS*

             WC (No shares have been purchased yet; see Items 3 and 4.)
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                                   7        SOLE VOTING POWER
            NUMBER OF                       694,796*
             SHARES                ---------------------------------------------
          BENEFICIALLY             8        SHARED VOTING POWER
            OWNED BY               --------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING                       694,796*
                                   ---------------------------------------------
             PERSON                10       SHARED DISPOSITIVE POWER
              WITH

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             694,796*
--------------------------------------------------------------------------------
12           CHECK [] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO; HC
--------------------------------------------------------------------------------

* Of the 694,796 shares shown, 564,296 are purchasable by Webster Financial Corporation ("Webster") only upon exercise of an option (the "Option") issued to Webster by DS Bancor, Inc. ("DS") pursuant to the Option Agreement, dated October 7, 1996, between Webster and DS. Prior to exercise of the Option, Webster is not entitled to any rights as a shareholder of DS with respect to the 564,296 shares. The Option may only be exercised upon the happening of certain events, as further referenced to in Item 4, and none of which has occurred as of the date hereof. Webster expressly disclaims beneficial ownership of any of the 564,296 shares of DS which are purchasable upon exercise of the Option.

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $1.00 per share (the "DS Stock"), of DS Bancor, Inc. ("DS"). The principal executive office of DS is located at 33 Elizabeth Street, Derby, Connecticut 06418.

Item 2.  Identity and Background.

         This statement is being filed by Webster Financial Corporation ("Webster"), a Delaware corporation, which is the holding company for Webster Bank, a federal savings bank headquartered in Waterbury, Connecticut ("Webster Bank"). Webster's principal business is the business of the Bank. The principal office of Webster is located at Webster Plaza, Waterbury, Connecticut 06702. During the past five years, Webster has not been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Webster. To Webster's knowledge, each of the directors and executive officers of Webster is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         It is presently anticipated that any purchases of the 564,296 shares of DS Stock subject to the Option (defined in Item 4) would be made with funds obtained from Webster's working capital. The 130,500 outstanding shares of DS Stock beneficially owned by Webster and not subject to the Option were purchased by Webster with funds obtained from Webster's working capital.

Item 4.  Purpose of Transaction.

         Webster and DS have entered into an option agreement dated October 7, 1996 (the "Option Agreement"), pursuant to which DS granted Webster an unconditional, irrevocable option (the "Option") to purchase up to 564,296 shares of DS Stock at a price of $36.50 per share (the "Purchase Price"), subject to adjustment as provided in the Option Agreement. The Purchase Price reflects the closing price of DS Stock as of the first business day preceding the date of the signing of the Option Agreement, subject to certain negotiations of the parties thereto, as reported on the Nasdaq National Market. The Option is exercisable or transferable only upon certain events as described in the Option Agreement, none of which has occurred as of the date of this Schedule 13D. A copy of the Option Agreement is attached at Exhibit 99.2 and incorporated by reference herein.

         The Option Agreement was entered into as an inducement to Webster to enter into an agreement and plan of merger, among Webster, Webster Acquisition Corp. ("Merger Sub") and DS (the "Merger Agreement"), pursuant to which Webster will acquire DS through a merger of Merger Sub into DS (the "Merger"). Pursuant to the Merger Agreement, each issued and outstanding share of DS Stock will be converted into the right to receive $43.00 in value of Webster common stock, par value $.01 per share ("Webster Common Stock"), subject to adjustment as provided therein. The Merger Agreement has been unanimously approved by the Boards of Directors of both Webster and DS. A copy of the Merger Agreement is attached as
Exhibit 99.1 and incorporated herein. The merger is subject to various federal and state regulatory approvals, approval of DS's shareholders by a two-thirds vote of its outstanding shares, and satisfaction of other customary closing conditions. The issuance of the additional Webster shares in the merger is subject to approval by a majority vote of the Webster shares of common stock at a special meeting of shareholders. Immediately following the Merger with Merger Sub, DS as the surviving corporation and then a wholly-owned subsidiary of Webster, will be merged into Webster. Immediately thereafter, Derby Savings Bank (a wholly-owned subsidiary of DS) will be merged into Webster Bank.

         Each director and executive officer of DS has entered into a stockholder agreement, dated October 7, 1996 (the "Stockholder Agreement"), pursuant to which they have agreed to vote their shares of DS Stock (which, as of March 31, 1996, represented 26.4% of the outstanding DS Stock) in favor of the Merger and against any third party acquisition transaction and to continue to hold their shares of DS Stock for certain periods. A copy of the Stockholder Agreement is attached hereto as Exhibit 99.3.

         The 130,500 shares of DS Stock beneficially owned by Webster and not subject to the Option were acquired by Webster for investment purposes and prior to Webster's negotiations to acquire DS.

Item 5.  Interest in Securities of the Issuer.

         The 564,296 newly issued shares of DS Stock which Webster has the right to acquire pursuant to the Option are equal to 18.6% of shares of DS Stock outstanding before giving effect to the exercise of the Option, and to 15.7% after giving effect to such exercise. Webster expressly disclaims beneficial ownership of the 564,296 shares of DS Stock subject to the Option because the Option is exercisable only upon certain events, as described in the Option Agreement. If Webster were to exercise the Option, Webster would have sole voting and dispositive power over the shares acquired.

         Webster has the sole voting and dispositive power as to the 130,500 outstanding shares of DS Stock beneficially owned by Webster and not subject to the Option.

         Except  as set forth in Item 4, to  Webster's  knowledge,  (i)  neither
Webster nor any subsidiary or affiliate of Webster, nor any director or executive officer of Webster beneficially owns any shares of DS Stock; and (ii) there have been no transactions in DS Stock effected during the past 60 days by Webster, nor to Webster's knowledge, by any of Webster's subsidiaries, affiliates, directors or executive officers.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         As described in Item 4 above and filed as Exhibits 99.1, 99.2 and 99.3 hereto, Webster has entered into the Merger Agreement and the Option Agreement with DS and the Stockholder Agreement with the thirteen directors and executive officers of DS. Other than the foregoing, or as referred to in the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any person with respect to any securities of DS.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1  -   Agreement and Plan of Merger, dated October 7, 1996

         Exhibit 99.2  -   Option Agreement, dated October 7, 1996

         Exhibit 99.3  -   Stockholder Agreement, dated October 7, 1996

         Appendix I    -   Directors and Executive Officers of Webster Financial
                           Corporation

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WEBSTER FINANCIAL CORPORATION


                                       By:/s/ John V. Brennan
                                          -------------------------------------
                                          John V. Brennan
                                          Executive Vice President
                                          Chief Financial Officer and Treasurer

Dated:  October 17, 1996

                                   APPENDIX I
                                   ----------

        Directors and Executive Officers of Webster Financial Corporation
        -----------------------------------------------------------------

        Name and
  Principal Occupation                                 Business Address
  --------------------                                 ----------------

Directors:

Harold W. Smith                                  Webster Financial Corporation
Chairman Emeritus                                Webster Plaza
Webster Financial Corporation                    Waterbury, CT  06702

John J. Crawford                                 Webster Financial Corporation
President and Chief Executive Officer            Webster Plaza
South Central Connecticut Regional Water         Waterbury, CT  06702
  Authority
90 Sargent Drive
New Haven, CT  06511

Joel S. Becker                                   Webster  Financial Corporation
Chairman and Chief Executive Officer             Webster Plaza
Torrington Supply Company                        Waterbury, CT  06702
P.O. Box 2838
Waterbury, CT  06720

O. Joseph Bizzozero, Jr., M.D.                   Webster Financial Corporation
Physician, BCB Medical Group                     Webster Plaza
140 Grandview Avenue                             Waterbury, CT  06702
Waterbury, CT  06708

Robert A. Finkenzeller                           Webster Financial Corporation
President, Eyelet Crafters, Inc.                 Webster Plaza
2712 South Main Street                           Waterbury, CT  06702
Waterbury, CT  06706

Walter R. Griffin                                Webster Financial Corporation
Griffin, Griffin & O'Brien, P.C.                 Webster Plaza
First Federal Plaza                              Waterbury, CT  06702
Waterbury, CT  06702

J. Gregory Hickey, CPA                           Webster Financial Corporation
Retired Managing Director of Hartford            Webster Plaza
Office of Ernst & Young                          Waterbury, CT  06702

C. Michael Jacobi                                Webster Financial Corporation
President and Chief Executive Officer            Webster Plaza
Timex Corporation                                Waterbury, CT  06702
P.O. Box 810
Middlebury, CT  06762

J. Allen Kosowsky, CPA, PC                       Webster Financial Corporation
Management Consultant                            Webster Plaza
85 Willoughby St.                                Waterbury, CT  06702
Shelton, CT  06484

James C. Smith                                   Webster Financial Corporation
Chairman, President and Chief                    Webster Plaza
Executive Officer                                Waterbury, CT  06702
Webster Financial Corporation

Sister Marguerite Waite                          Webster Financial Corporation
President and Chief Executive Officer            Webster Plaza
and Treasurer                                    Waterbury, CT  06702
St. Mary's Hospital
56 Franklin Street
Waterbury, CT  06702


Executive Officers who are not Directors:


Lee A. Gagnon                                    Webster Financial Corporation
Executive Vice President, Chief Operating        Webster Plaza
  Officer and Secretary                          Waterbury, CT  06702

John V. Brennan                                  Webster Financial Corporation
Executive Vice President, Chief Financial        Webster Plaza
  Officer and Treasurer                          Waterbury, CT  06702

Ross M. Strickland                               Webster Financial Corporation
Executive Vice President, Mortgage Banking       Webster Plaza
                                                 Waterbury, CT  06702

Peter K. Mulligan                                Webster Financial Corporation
Executive Vice President, Consumer Banking       Webster Plaza
                                                 Waterbury, CT  06702







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